UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Columbia Sportswear Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
198516 10 6
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)

    ☐ Rule 13d-1(c)

    ☒ Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	198516 10 6

1	Name of Reporting Person
Joseph P. Boyle
2	Check the appropriate box if a member of a Group*
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,002,214
	6	Shared Voting Power
0
	7	Sole Dispositive Power
3,002,214
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,002,214
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.0%
12	Type of Reporting Person (See Instructions)
IN

Item 1.    Issuer
(a)    The name of the Issuer is Columbia Sportswear Company.
(b)    The Issuer’s principal executive offices are located at 14375 NW Science Park Drive, Portland, Oregon 97229.
Item 2.    Reporting Person and Security
(a)This Statement is filed by Mr. Joseph P. Boyle, an individual.
(b)Mr. Boyle’s business address is 14375 NW Science Park Drive, Portland, Oregon 97229.
(c)Mr. Boyle is a citizen of the United States of America.
(d)This Statement relates to shares of Common Stock of Columbia Sportswear Company.
(e)The CUSIP number assigned to the Common Stock of the Issuer is 198516 10 6.
Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)    ☐    Broker or dealer registered under Section 15 of the Act;
(b)    ☐    Bank as defined in Section 3(a)(6) of the Act;
(c)    ☐    Insurance company as defined in Section 3(a)(19) of the Act;
(d)    ☐    Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)    ☐    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)    ☐    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)    ☐    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)    ☐    A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)    ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not applicable
Item 4.    Ownership
(a)    Under the rules and regulations of the Securities and Exchange Commission, Mr. Boyle may be deemed to be the beneficial owner of a total of 3,002,214 shares of Issuer Common Stock. This amount includes 122,791 stock options exercisable within 60 days of December 31, 2023.

(b)    Mr. Boyle’s beneficial ownership of Issuer Common Stock represented approximately 5.0% of the Issuer’s 59,995,987 issued and outstanding shares of such stock as of December 31, 2023.
(c)    (i) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has sole power to vote or direct the vote of 3,002,214 shares.

(ii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to vote or direct the vote of 0 shares.

(iii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has sole power to dispose or direct the disposition of 3,002,214 shares.

(iv) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to dispose or direct the disposition of 0 shares.
Item 5.    Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.    Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 13, 2024
/s/ Joseph P. Boyle
Joseph P. Boyle